December 4, 2006

V. Gerard Comizio, Esq.
Matthew Dyckman, Esq.
Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, N.W. Suite 800
Washington, D.C. 2006

RE: **Charter Financial Corporation**
        Schedule TO-I/Schedule 13E-3
        Filed by Charter Financial Corporation
        Date Filed: November 21, 2006
        File No. 5-62105

Gentlemen:

We have reviewed your filings, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

        General

1.   Revise to the legend on the outside cover page of the principal disclosure document to make clear that any representation to the contrary of what has already been stated is a criminal offense. See Rule 13e-3(e)(iii). At present, this legend only generically references illegality through use of the term "unlawful."

2.   To the extent alternatives to the proposed tender offer were considered, the disclosure
        must briefly identify such alternatives and summarize the reasons for their rejection.
        Please revise, and avoid the use of conclusory statements when drafting the amended
        disclosure. See Item 1013(b) of Regulation M-A and Instruction 1 thereto.

3.   In response to Item 1013(d) of Regulation M-A, all of the benefits and detriments of the
        transaction to the issuer, affiliates, affiliated security holders and unaffiliated security
        holders of the issuer who will have a continuing interest in Charter must be disclosed.
        Discuss, if true, the fact that the issuer and affiliates of the issuer will be the beneficiaries
        of the projected net savings for terminating registration under the Exchange Act. In
        addition, disclose whether the affiliates will be beneficiaries of any operating loss
        carryforwards that the issuer may enlist to shelter future income. Quantify your response
        to the extent possible given the prior history of operating losses. See Instruction 2 to
        Item 1013 of Regulation M-A.

        Effects of the Offer

4.   Please note that officers and directors of the issuer are viewed as affiliates of the issuer.
        See the guidance contained in Section II.D.3 of the Current Issues and Rulemaking
        Outline publicly available on our website, www.sec.gov. Advise us, with a view towards
        revised disclosure, how the disclosure complies with Item 1013(d) of Regulation M-A.

        Summary Historical and Pro Forma Condensed Consolidated Financial Data

5.   It appears that financial information has been incorporated by reference to satisfy
        Charter's Item 13 of Schedule 13E-3 disclosure requirement. The disclosure provided
        under this caption on page 42, however, is incomplete for purposes of satisfying
        Instruction 1 to Item 13 of Schedule 13E-3. Revise to include the complete summarized
        financial information required by Item 1010(c) of Regulation M-A. In the event that the
        information required by Item 1010(a) and (b) is incorporated by reference, all of the
        summarized financial information required by Item 1010(c) must be disclosed in the
        Schedule 13E-3 or the document disseminated to security holders.   See Instruction 1 to
        Item 13 of Schedule 13E-3. In addition, refer to telephone interpretation H.7 in the July
        2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is
        available on the Commission's website at http://www.sec.gov for guidance on complying
        with a similar instruction in the context of a tender offer. Because all of this information
        does not appear to have been included, a supplement may need to be sent that includes
        this information plus other disclosures required by this comment letter.

Schedule TO

Section 2. Fairness of the Offer

6.   Revise to include a separate and explicit discussion addressing the substantive and procedural fairness of the transaction to unaffiliated security holders who will have a continuing interest in Charter. Please follow the guidance provided in Q & A No. 19 in Exchange Act Release 17719 (April 13, 1981).

7.   All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail in the Schedule 13E-3. The existing references to going concern and liquidation value need more detailed explanation of why such valuation methodologies were directed. While references have been made to a going concern value and liquidation value, such references do not meet the standards set forth to satisfy the disclosure requirements of this item. In addition, current stock prices, historical stock prices and net book value need to be explicitly addressed. See Item 1014(b) of Regulation M-A and Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

Where You Can Find More Information, page 50

8.   Advise us of the authority upon which Charter relies to disclose that any future filings made by Charter will automatically be deemed to be incorporated by reference in the proxy statement. In addition, please confirm that Charter will amend the Schedule 13E-3 upon the filing of such documents to the extent necessary to comply with your disclosure obligations under applicable law. Neither Rule 13e-3 nor Schedule 13E-3 permit forward incorporation by reference.

Letter of Transmittal

9.   Advise us of the purpose of the language, "The undersigned has read, understands and agrees to all the terms of the offer." Alternatively, revise to delete the language as it implicitly operates as a waiver of liability.

10.   A box has been provided to enable security holders to have their shares accepted for payment at the clearing price. This potential selection box is accompanied by disclosure that indicates election of this choice could result in security holders receiving a price per share at the lowest end of the range of potential prices. Revise to affirmatively indicate that selection of this choice may also increase the probability that a lower clearing price will be reached because such selection accelerates the rate at which the clearing price is selected.

Closing Comments

Please file an amended Schedule TO and Schedule 13E-3 in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions